SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 11K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 (FEE REQUIRED) for the fiscal year ended July 31, 1998 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 (NO FEE REQUIRED) for the transition period from ______ to ______

COMMISSION FILE NUMBER 1-7891

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             DONALDSON COMPANY, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             DONALDSON COMPANY, INC.
                              1400 WEST 94TH STREET
                          MINNEAPOLIS, MINNESOTA 55431

                          AUDITED FINANCIAL STATEMENTS

                             DONALDSON COMPANY, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                       YEARS ENDED JULY 31, 1998 AND 1997

                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

                          Audited Financial Statements


                       Years ended July 31, 1998 and 1997




                                    CONTENTS

Report of Independent Auditors...............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............................2
Statements of Changes in Net Assets Available for Benefits...................3
Notes to Financial Statements................................................6
Item 27(a)--Schedule of Assets Held for Investment Purposes.................11
Item 27(b)--Schedule of Loans or Fixed Income Obligations in Default .......12
Item 27(d)--Schedule of Reportable Transactions.............................13

                         Report of Independent Auditors

Administrative Committee
Donaldson Company, Inc.
     Employees' Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Donaldson Company, Inc. Employees' Retirement Savings Plan as of July 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at July 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes and schedule of loans or fixed income obligations in default as of July 31, 1998 and schedule of reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1998 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1998 financial statements taken as a whole.


                                       /s/Ernst & Young LLP


Minneapolis, Minnesota
January 20, 1999

                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

                 Statements of Net Assets Available for Benefits



                                                        JULY 31
                                                1998                1997
                                           ---------------------------------

Employee contribution receivable            $         -          $    308,03

Investments at fair value:
    Interest bearing cash                       213,941                    -
    Mutual funds                             74,199,912           64,166,818
    Donaldson stock                          20,739,324           21,325,572
                                           ---------------------------------
Total investments                            95,153,177           85,492,390

Participant loans                             2,782,002            2,229,630
                                           ---------------------------------
Net assets available for benefits           $97,935,179          $88,030,058
                                           =================================


SEE ACCOMPANYING NOTES.

                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                                                      Y  E  A  R    E  N  D  E  D
                                        -----------------------------------------------------------------------------------------
                                                                                         FIDELITY MANAGEMENT AND RESEARCH COMPANY
                                        -----------------------------------------------------------------------------------------
                                                                                                                        MANAGED
                                                                                        EQUITY                          INCOME
                                        PURITAN          MAGELLAN        CONTRA         INCOME          OVERSEAS      PORTFOLIO
                                          FUND             FUND           FUND           FUND             FUND           FUND
                                        -----------------------------------------------------------------------------------------
Additions:
    Contribution from employees           $  1,253      $  1,665,113    $1,121,387    $  2,515,241    $   443,695    $  1,769,051
    Investment income                           60           626,983       575,918       1,799,246         89,374       1,180,176
    Loan repayments                             94           150,070        92,426         284,000         35,066         240,981
    Other                                        -                 -             -               -              -               -
                                        -----------------------------------------------------------------------------------------
                                             1,407         2,442,166     1,789,731       4,598,487        568,135       3,190,208
Deductions:
    Payments to participants                     -           636,902       274,342       2,002,353         31,210       1,875,882
    Loan withdrawals                             -           207,438        93,883         482,569         32,595         360,053
    Administration fees                          -             2,580           532           1,506             45           1,897
                                        -----------------------------------------------------------------------------------------
                                                 -           846,920       368,757       2,486,428         63,850       2,237,832

Interfund transfers (net)                    8,923           273,594       262,475        (281,436)       (45,100)     (4,909,342)
Realized/unrealized appreciation
    (depreciation) of investments             (232)          943,324       768,113       1,864,007         68,414               -
                                        -----------------------------------------------------------------------------------------
Net increase (decrease)                     10,098         2,812,164     2,451,562       3,694,630        527,599      (3,956,966)

Net assets available for benefits:
    Beginning of year                            -         7,560,498     5,964,990      29,259,499      1,721,520      19,660,310
                                        -----------------------------------------------------------------------------------------
    End of year                            $10,098       $10,372,662    $8,416,552     $32,954,129     $2,249,119     $15,703,344
                                        =========================================================================================

J  U  L  Y    3  1,    1  9  9  8
-----------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
    MANAGED                                    SCHRODER U.S.
     INCOME               SPARTAN U.S.            SMALLER            DONALDSON
  PORTFOLIO II              EQUITY               COMPANIES             STOCK        UNALLOCATED       LOAN
      FUND                   FUND                   FUND                FUND            FUND           FUND             TOTAL
---------------------------------------------------------------------------------------------------------------------------------

   $  134,846            $   3,461                $ 1,868           $ 2,537,726     $(308,039)     $        -       $  9,885,602
       16,370                   53                     20                66,914             -               -          4,355,114
       22,868                  175                     77               409,914             -      (1,235,671)                 -
            -                    -                      -                     -         6,633               -              6,633
---------------------------------------------------------------------------------------------------------------------------------
      174,084                3,689                  1,965             3,014,554      (301,406)     (1,235,671)        14,247,349

       20,079                    -                      -               948,983             -         120,482          5,910,233
        2,671                    -                      -               729,316             -      (1,908,525)                 -
            -                    -                      4                12,560             -               -             19,124
---------------------------------------------------------------------------------------------------------------------------------
       22,750                    -                      4             1,690,859             -      (1,788,043)         5,929,359

    4,157,946              148,267                 36,164               348,509             -               -                  -

            -               (3,264)                (2,089)           (2,051,144)            -               -          1,587,129
---------------------------------------------------------------------------------------------------------------------------------
    4,309,280              148,692                 36,036              (378,940)     (301,406)        552,372          9,905,121


            -                    -                      -            21,325,572       308,039       2,229,630         88,030,058
---------------------------------------------------------------------------------------------------------------------------------
   $4,309,280             $148,692                $36,036           $20,946,632     $   6,633      $2,782,002        $97,935,179
=================================================================================================================================

                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                     YEAR ENDED JULY 31, 1997
                                     ----------------------------------------------------------------------------------------
                                                                        FIDELITY MANAGEMENT AND RESEARCH COMPANY
                                                      -----------------------------------------------------------------------
                                                                                                                   MANAGED
                                           FIXED                                     EQUITY                         INCOME
                                           INCOME       MAGELLAN        CONTRA       INCOME         OVERSEAS       PORTFOLIO
                                           FUND           FUND           FUND          FUND           FUND           FUND
                                     ----------------------------------------------------------------------------------------
Additions:
    Contribution from employer       $          -     $   15,641      $    2,696    $     7,844    $    1,971    $    13,370
    Contribution from employees                 -      1,079,785         828,419      1,879,341       250,390      1,399,931
    Investment income                           -        221,058         273,605      1,558,377        77,620      1,134,709
    Loan repayments                             -         91,455          86,058        251,963        14,149        266,536
                                     ----------------------------------------------------------------------------------------
                                                -      1,407,939       1,190,778      3,697,525       344,130      2,814,546
Deductions:
    Payments to participants                1,483        124,850         166,351      1,104,536        54,629      1,532,033
    Loan withdrawals                       60,318        101,499          76,948        373,002        16,444        269,919
    Administration fees                         -          1,380             617          1,682            12          1,183
                                     ----------------------------------------------------------------------------------------
                                           61,801        227,729         243,916      1,479,220        71,085      1,803,135

Interfund transfers (net)             (16,462,475)       (16,767)        460,329       (114,118)      155,441     16,348,467
Realized/unrealized appreciation
    (depreciation) of investments          35,797      1,949,029       1,342,244      7,472,142       289,781              -
                                     ----------------------------------------------------------------------------------------
Net (decrease) increase               (16,488,479)     3,112,472       2,749,435      9,576,329       718,267     17,359,878

Net assets available for benefits:
    Beginning of year                  16,488,479      4,448,026       3,215,555     19,683,170     1,003,253      2,300,432
                                     ----------------------------------------------------------------------------------------
    End of year                      $          -     $7,560,498      $5,964,990    $29,259,499    $1,721,520    $19,660,310
                                     ========================================================================================

(WIDE TABLE CONTINUED)

                                                    YEAR ENDED JULY 31, 1997
                                     ------------------------------------------------------------



                                         DONALDSON
                                           STOCK       UNALLOCATED       LOAN
                                            FUND          FUND           FUND            TOTAL
                                     ------------------------------------------------------------
Additions:
    Contribution from employer           $    14,615     $      -     $         -     $    56,137
    Contribution from employees            1,682,990      152,059               -       7,272,915
    Investment income                         50,930            -               -       3,316,299
    Loan repayments                          216,483            -        (926,644)              -
                                     ------------------------------------------------------------
                                           1,965,018      152,059        (926,644)     10,645,351
Deductions:
    Payments to participants                 670,112            -         138,296       3,792,290
    Loan withdrawals                         361,757            -      (1,259,887)              -
    Administration fees                        8,430            -               -          13,304
                                     ------------------------------------------------------------
                                           1,040,299            -      (1,121,591)      3,805,594

Interfund transfers (net)                   (370,877)           -               -               -
Realized/unrealized appreciation
    (depreciation) of investments          8,324,618            -               -      19,413,611
                                     ------------------------------------------------------------
Net (decrease) increase                    8,878,460      152,059         194,947      26,253,368

Net assets available for benefits:
    Beginning of year                     12,447,112      155,980       2,034,683      61,776,690
                                     ------------------------------------------------------------
    End of year                          $21,325,572     $308,039     $ 2,229,630     $88,030,058
                                     ============================================================

                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

                          Notes to Financial Statements

                                  July 31, 1998



1. SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

The accounting records of the Plan are maintained on the accrual basis.

INVESTMENTS

Investments are recorded at fair value. Securities which are traded on a national securities exchange are valued at the last reported sales price of the year.

The change in the difference between fair value and the cost of investments is reflected in the statement of changes in net assets available for benefits as unrealized appreciation (depreciation) of investments.

The net gain (loss) on the sale of investments is the difference between the proceeds received and the historical average cost of investments sold. For purposes of complying with the Department of Labor's requirements for preparing Form 5500, the Company determines net gain based on a revalued, rather than historical, cost.

EXPENSES

Except for investment management fees, Donaldson Company, Inc. (the Plan's sponsor) pays all Plan related expenses including legal, accounting and other services.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

                    Notes to Financial Statements (continued)



2. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan sponsored by Donaldson Company, Inc. The Plan allows employee contributions to the Plan through payroll deductions of 1% to 12% of their salary. Employees are 100% vested in their accounts at all times.

The Plan sponsor can elect to make employer contributions. In 1997, the employees of the Rensselaer plant received an employee bonus that is a percentage of the ratio of the participant income. The percentage is tied to the performance of the Rensselaer plant. Participants are 100% vested at the time of the contribution.

Amounts contributed to the Plan are invested in one of ten investment options. Participants may choose between the following investment alternatives:

   * MANAGED INCOME PORTFOLIO AND PORTFOLIO II: Monies are invested in a portfolio of investments consisting primarily of investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. A small portion of the fund is invested in a money market fund to provide daily liquidity. The fund's objective is to earn a competitive level of income with preservation of capital. This investment option carries a low-to-moderate level of investment risk.

   * FIDELITY CONTRAFUND: Monies are invested mainly in U.S. and foreign common stocks of companies that the fund's manager believes are undervalued or out-of-favor. The fund generally focuses on companies that are unpopular, but whose products show potential for improvement. This investment option carries a high level of investment risk.

   * FIDELITY MAGELLAN FUND: Monies are invested primarily in common stocks of small, medium and large companies, both well-known and lesser-known, with above average growth potential and a correspondingly higher level of risk. This investment option carries a moderate-to-high level of investment risk.

                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

                    Notes to Financial Statements (continued)




2. DESCRIPTION OF THE PLAN (CONTINUED)

   * FIDELITY OVERSEAS FUND: Monies are invested primarily in equity securities of issuers whose principal activities are outside the U.S. The fund expects to invest the majority of its assets in stocks but may also invest in debt securities. The value of this fund can be affected by the performance of foreign markets, the changing value of the American dollar and foreign political events. This investment option carries a high level of investment risk.

   * FIDELITY PURITAN FUND: Monies are invested in high-yielding U.S. and foreign securities, and common and preferred stocks and bonds of any quality or maturity. This investment option carries a moderate level of investment risk.

   * FIDELITY EQUITY INCOME FUND: Monies are invested primarily in income producing stocks, such as common and preferred stocks but may also invest in bonds for income. The Fund generally avoids securities issued by companies without proven earnings or credit. This investment option carries a moderate-to-high level of investment risk.

   * SPARTAN U.S. EQUITY INDEX FUND: Monies are invested primarily in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the index. The Fund's focus is on duplicating the composition and performance of the index. This investment option carries a moderate-to-high level of investment risk.

   * SCHRODER U.S. SMALLER COMPANIES FUND: Monies are invested primarily in U.S. companies that have, at the time of purchase, market capitalizations of $1.5 billion or less. The Fund focuses on companies with strong management that it believes can generate above-average earnings growth and are selling at favorable prices in relation to book values and earnings. The Fund invests primarily in common and preferred stocks, securities convertible into common stocks. This investment option carries a moderate-to-high level of investment risk.

   * DONALDSON COMMON STOCK FUND: Monies are invested in the common stock of Donaldson Company, Inc. This investment option is presented to provide participants with the opportunity to invest in the future growth of the Company.

                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

The changes in net assets of the Plan are allocated to the individual participant's accounts daily as provided for in the Plan Agreement.

The Company has the right under the Plan agreement to terminate the Plan. In the event of termination of the Plan, each participant is fully vested and the assets of the Plan shall be distributed to the participants.

3. INVESTMENTS

The current value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                           1998                                1997
                                              ---------------------------------  ---------------------------------
                                                UNITS OR         CURRENT            UNITS OR          CURRENT
                                                 SHARES           VALUE              SHARES            VALUE
                                              ---------------------------------  ---------------------------------

    Common Stock of Donaldson Company,
      Inc. (sponsor)                            1,117,270      $20,739,324          1,375,843      $21,325,572
    Fidelity Magellan Fund                         95,328       10,372,662             76,609        7,560,498
    Fidelity Contrafund                           153,615        8,416,552            119,252        5,964,990
    Fidelity Equity Income Fund                   589,730       32,954,129            554,788       29,259,499
    Fidelity Managed Income Portfolio Fund     15,703,344       15,703,344         19,660,310       19,660,310


4. LOANS TO PARTICIPANTS

Under the Plan agreement, participants may borrow up to 50% of their account balance or $50,000, whichever is less. At July 31, 1998 and 1997, $2,782,002 and $2,229,630, respectively, of loans were outstanding at interest rates varying from 10% to 7%.

                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

                    Notes to Financial Statements (continued)


5. INCOME TAX STATUS

The Internal Revenue Service issued a favorable determination letter dated October 20, 1995 stating that the Plan, as amended, is qualified under Section 401(a) and is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in these financial statements. Once qualified, the Plan is required to operate in conformity with the Code and ERISA to maintain its tax-exempt status. The administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan received $209,966 and $175,981 in Common Stock dividends from Donaldson Company, Inc. for the years ended July 31, 1998 and 1997, respectively.

                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

           Item 27(a)--Schedule of Assets Held for Investment Purposes

                                 EIN: 41-0222640
                                   Plan #: 007

                                  July 31, 1998


             IDENTITY OF ISSUE,                                                                                       CURRENT
        BORROWER OR SIMILAR PARTY                        DESCRIPTION OF INVESTMENT                   COST              VALUE
--------------------------------------------------------------------------------------------------------------------------------

*Fidelity Management Trust Company
   Institutional Cash Portfolio                       213,941 units                              $   213,941         $   213,941

*Donaldson Company, Inc.                              11,117,270 shares of Common Stock           14,843,294          20,739,324

 Fidelity Magellan Fund                               95,328 units of participation                8,589,887          10,372,662

 Fidelity Contrafund                                  153,615 units of participation               6,678,275           8,416,552

 Fidelity Equity Income Fund                          589,730 units of participation              21,674,810          32,954,129

 Fidelity Overseas Fund                               59,156 units of participation                1,906,241           2,249,119

 Fidelity Managed Income Portfolio Fund               15,703,344 units of participation           15,703,344          15,703,344

 Fidelity Puritan Fund                                479 units of participation                      10,328              10,098

 Fidelity Managed Income Portfolio II Fund            4,309,280 units of participation             4,309,280           4,309,280

 Spartan U.S. Equity Index Fund                       3,712 units of participation                   151,963             148,692

 Schroder U.S. Smaller Companies Fund                 2,619 units of participation                    38,127              36,036

 Participant loans                                    Interest rates from 7% to 10%                        0           2,782,002
                                                                                                 -------------------------------

  TOTAL ASSETS HELD FOR INVESTMENT                                                               $74,119,490         $97,935,179
                                                                                                 ===============================


* Indicates party-in-interest.

                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

      Item 27(b)--Schedule of Loans or Fixed Income Obligations in Default

                                 EIN: 41-0222640
                                   Plan #: 007

                                  July 31, 1998

                         ORIGINAL           UNPAID       DETAILED DESCRIPTION OF LOAN INCLUDING DATES OF
                         AMOUNT OF        BALANCE AT       MAKING AND MATURITY, INTEREST RATE, THE TYPE      AMOUNT      OVERDUE
IDENTITY OF OBLIGOR        LOAN          END OF YEAR               AND VALUE OF COLLATERAL, ETC.             PRINCIPAL   INTEREST
---------------------------------------------------------------------------------------------------------------------------------

Steve Bol                $3,100.00        $1,523.35      Date of loan 8/8/96, last payment due 8/24/99,
                                                             9.75% interest                                  $229.40      $   -
Jesse Carter              4,500.00         2,624.07      Date of loan 11/24/95, last payment due 12/1/00,
                                                              9.75% interest                                  240.79          -
Allan Hibler              2,393.96         1,752.84      Date of loan 9/9/97, last payment due 3/24/99,
                                                              9.50% interest                                  560.32          -
George Hoelz              1,500.00           552.13      Date of loan 8/1/95, last payment due 7/1/99,
                                                              10% interest                                    107.16          -
Karen Newberry            7,000.00         6,787.64      Date of loan 12/15/97, last payment due 12/13/02,
                                                              9.50% interest                                  609.66          -
Jerry Tienter             9,733.71         7,157.81      Date of loan 8/20/96, last payment due 2/1/00,
                                                                9.75% interest                                568.44          -

                             Donaldson Company, Inc.
                       Employees' Retirement Savings Plan

                 Item 27(d)--Schedule of Reportable Transactions

                                 EIN: 41-0222640
                                   Plan #: 007

                            Year ended July 31, 1998


                                                                                          PURCHASE       SELLING       COST OF
       IDENTITY OF PARTY INVOLVED                    DESCRIPTION OF ASSET                   PRICE         PRICE         ASSET
---------------------------------------------------------------------------------------------------------------------------------

CATEGORY (III)--A SERIES OF TRANSACTIONS IN EXCESS OF 5% OF BEGINNING PLAN ASSETS

Donaldson Company, Inc. Common Stock    Purchased 611,359 shares of common stock in
                                          243 transactions                               $11,018,955                 $11,018,955
                                        Sold 512,087 shares of common stock in
                                          209 transactions                                              $ 9,346,753    7,491,568

Fidelity Magellan Fund                  Purchased 45,944 units in 231 transactions         4,607,478                   4,607,478
                                        Sold 27,224 units in 182 transactions                             2,738,638    2,489,886

Fidelity Contrafund                     Purchased 61,752 units in 208 transactions         3,071,291                   3,071,291
                                        Sold 27,389 units in 147 transactions                             1,387,841    1,231,949

Fidelity Equity Income Fund             Purchased 129,074 units in 242 transactions        6,980,132                   6,980,132
                                        Sold 94,131 units in 210 transactions                             5,149,509    3,700,160

Fidelity Managed Income Portfolio Fund  Purchased 11,565,399 units in 226 transactions    11,565,399                  11,565,399
                                        Sold 15,522,364 units in 211 transactions                        15,522,364   15,522,364


There were no category (i), (ii) or (iv) reportable transactions in fiscal 1998.


(WIDE TABLE CONTINUED)



                                                                                        CURRENT VALUE
                                                                                         OF ASSET ON
                                                                                          TRANSACTION         NET
       IDENTITY OF PARTY INVOLVED                    DESCRIPTION OF ASSET                    DATE            GAIN
-------------------------------------------------------------------------------------------------------------------

CATEGORY (III)--A SERIES OF TRANSACTIONS IN EXCESS OF 5% OF BEGINNING PLAN ASSETS

Donaldson Company, Inc. Common Stock    Purchased 611,359 shares of common stock in
                                          243 transactions                                $11,018,955
                                        Sold 512,087 shares of common stock in
                                          209 transactions                                  9,346,753    $1,855,185

Fidelity Magellan Fund                  Purchased 45,944 units in 231 transactions          4,607,478
                                        Sold 27,224 units in 182 transactions               2,738,638       248,752

Fidelity Contrafund                     Purchased 61,752 units in 208 transactions          3,071,291
                                        Sold 27,389 units in 147 transactions               1,387,841       155,892

Fidelity Equity Income Fund             Purchased 129,074 units in 242 transactions         6,980,132
                                        Sold 94,131 units in 210 transactions               5,149,509     1,449,349

Fidelity Managed Income Portfolio Fund  Purchased 11,565,399 units in 226 transactions     11,565,399
                                        Sold 15,522,364 units in 211 transactions          15,522,364             -


There were no category (i), (ii) or (iv) reportable transactions in fiscal 1998.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        DONALDSON COMPANY, INC. EMPLOYEES'
                                             RETIREMENT SAVINGS PLAN
                                                 (Name of Plan)

Date  January 25, 1999                  By: /s/ Norman C. Linnell
    ------------------------------          ------------------------------------
                                                     Norman C. Linnell
                                                         Secretary

                                  EXHIBIT INDEX

                           ANNUAL REPORT ON FORM 11-K



23   -   Consent of Independent Auditors